1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

January 16, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.
Registration Statement on Form 10
File Numbers: 000-56126 and 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated December 26, 2019 relating to the Company’s registration statement on Form 10 that was filed with the SEC on November 27, 2019 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Explanatory Note (Page ii)

1.	Comment: With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement.

•	The Company’s Shares may not be sold without the written consent of the Adviser.

•	If the Company makes additional offerings of its Shares in the future, an investor may be required to make additional purchases of the Company’s Shares on one or more dates to be determined by the Company.

January 16, 2020 Page 2

•	The Company’s Shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop.

•	Repurchases of Shares by the Company, if any, are expected to be limited.

•	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Response: The Company has revised the disclosure accordingly. See the last paragraph under the heading “Explanatory Note” in the Amended Registration Statement. The Company respectfully submits that the second bulleted disclosure in the Staff’s comment is not applicable to the Company. Given that the Company is only selling shares of its capital stock to “accredited investors” (as defined in Rule 501(a) under the Securities Act of 1933), the Company does not believe that it is necessary to augment its form subscription agreement as requested by the Staff given the sophisticated nature of the investors involved.

Item 1. Business — The Company (Page 1)

2.	Comment: The second sentence of this section states that the Company intends to elect to be regulated as a BDC. Please disclose when the Company intends to file an election to be regulated as a BDC.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

3.	Comment: Please disclose in this section the expected maturity of the corporate debt and CLOs in which the Company will invest. In addition, please disclose here (as indicated on page 3) that the Company can invest in equity and junior debt tranches of CLOs.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

4.	Comment: The fifth sentence of the second paragraph of this section states that investments that are rated below investment grade are sometimes referred to as, among other things, “leveraged loans”. Please describe leveraged loans.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

January 16, 2020 Page 3

5.	Comment: The seventh sentence of the second paragraph of this section states that the Company may, for hedging purposes, utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors. On page 3, the last two sentences indicate that the Company uses derivatives both for speculative and hedging purposes, including, without limitations, futures, forwards contracts and options, swaps and short positions. Please reconcile the disclosure regarding the types and purpose(s) for which derivatives will be used in these sections.

Response: The Company has revised the disclosure accordingly. See pages 1 and 3 of the Amended Registration Statement.

6.	Comment: The third paragraph of this section describes Capital Commitments to be made by investors in the Company. Please disclose what happens to investors who fail to honor their obligations under a Capital Commitment.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

7.	Comment: Please explain to us whether the Company will make Capital Commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act of 1940 (“1940 Act”). If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: In the future, the Company may make capital or other commitments with respect to investments that it does not fund at the initial closing with respect to such investment. To the extent the Company has or makes unfunded commitments, the Company will limit the amount of such unfunded commitments and manage its liquidity so as to ensure that it has a combination of sufficient cash, liquid assets, undrawn commitments and borrowings available to meet its unfunded commitments such that it can represent that it reasonably believes it has sufficient financial resources to cover its future funding obligations.

January 16, 2020 Page 4

Item 1. Business — The Investment Advisor (pages 1 – 2)

8.	Comment: This section describes the Investment Team and Investment Committee. Please identify the person or persons who are primarily responsible for the day to day management of the portfolio. If the portfolio managers are jointly and primarily responsible for day to day management, please make that clear and provide a brief description of each person’s role on the Team or Committee.

Response: The Company has revised the disclosure accordingly. See page 1 of the Amended Registration Statement.

Item 1. Business — Market Opportunity (page 2)

9.	Comment: The third sentence under “Size of Corporate Debt Market” refers to “dry powder”. Please clarify the meaning of this term.

Response: The Company has revised the disclosure accordingly. See page 2 of the Amended Registration Statement.

10.	Comment: The first sentence under “Regulatory Environment and Opportunity for Alternative Lenders” refers to “middle market companies”. If investing in middle market companies is part of the principal strategies of the Company, please identify and define these types of companies in the description of the Company’s principal strategies.

Response: The Company has revised the disclosure accordingly. See page 2 of the Amended Registration Statement.

Item 1. Business — Investment Objective (pages 2 – 3)

11.	Comment: The last paragraph on page 2 states that the Company will primarily invest in first and second lien secured loans. If the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans; also, disclose in the Risk Factors section the heightened risks associated with covenant-lite loans.

Response: The Company has revised the disclosure accordingly. See pages 2, 40 and 43 of the Amended Registration Statement.

January 16, 2020 Page 5

12.	Comment: The last sentence of the first paragraph on page 3 indicates that senior secured loans within a CLO will be subject to “limitations on non-U.S. borrowers.” Please disclose with greater specificity the limitations on non-U.S. borrowers.

Response: The Company has revised the disclosure accordingly. See page 3 of the Amended Registration Statement.

13.	Comment: Please disclose whether the Company may make investments in foreign markets, including emerging markets, and if so, disclose the corresponding risks of such investments.

Response: The Company has revised the disclosure accordingly. See pages 3 and 51 of the Amended Registration Statement. The Company respectfully submits that the requested risk disclosure is already included in the risk factor entitled “Additional Risks of Hedging Transactions and/or Investments in Non-U.S. Securities” on page 51.

14.	Comment: Please clearly and consistently describe the types of investments the Company will make as part of its principal strategies and please distinguish investments that are part of the Company’s principal strategies from investments that are part of the Company’s non-principal strategies. For example, please reconcile and revise, as necessary, the following inconsistent disclosure:

•	“We are a financial services company that primarily lends to and invests in debt securities of privately held companies.” (first sentence under Item 1. Business – The Company)

•	“The Company’s current investment focus is guided by two strategies . . . (1) investing in corporate debt securities and, to a lesser extent, (2) investing in collateralized loan obligations . . . structured credit that typically owns corporate debt securities.” (second paragraph under Item 1. Business – The Company)

•	“. . . primarily investing in first and second lien secured loans, and to a lesser extent unsecured debt which in some cases includes an equity component.” (last paragraph on page 2)

•	“. . . portfolio investments may also include, but are not limited to, corporate structured credit, cash and synthetic CLOs, CLO warehouses, collateralized debt obligations . . ., swaps, asset backed securities, preferred shares, corporate bonds, corporate bank loans, preferred stock, municipal bonds or loans and convertible securities.” (second paragraph on page 3)

Also, please review the risks set forth in the Risk Factors section to confirm that there is corresponding risk disclosure for each type of investment identified as part of the Company’s principal strategies. For example, the second paragraph on page 3 refers to municipal bonds. However, the Risk Factors section does not disclose any corresponding risks of municipal bonds.

Response: The Company has revised the disclosure accordingly. See pages 1, 2, 3 and 46 of the Amended Registration Statement.

January 16, 2020 Page 6

15.	Comment: The second paragraph on page 3 refers to convertible securities. If the Company will invest in contingent convertible securities as part of its principal strategies, please identify such securities as part of the Company’s principal strategies and disclose the corresponding risks of such securities in the Risk Factors section.

Response: The Company does not plan to invest in contingent convertible securities as part of its principal strategies.

16.	Comment: On page 3, the second sentence of the last paragraph states that the Investment Advisor may employ leverage and use derivatives, both for speculative and hedging purposes. Please describe with specificity how the Investment Advisor will “employ leverage”. Also, please describe with specificity how the Investment Advisor will use derivatives for speculative purposes and what types of derivatives will be used. See Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Company has revised the disclosure accordingly. See pages 3 and 52 of the Amended Registration Statement.

Item 1. Business — Investment Approach (page 4)

17.	Comment: The second sentence of this section describes three components of the Investment Advisor’s top-down approach. Please revise the description of the second component, i.e., cross-asset relative value analysis, in plain English.

Response: The Company has revised the disclosure accordingly. See page 4 of the Amended Registration Statement. The Company respectfully submits that the parenthetical included in the Amended Registration Statement includes a plain English description of such second component of the top-down approach.

January 16, 2020 Page 7

18.	Comment: The last sentence of this section describes the loans and CLO debt and equity that the Company will buy as those that the Investment Advisor believes are “high quality”. Please disclose what “high quality” means in this context. Please also explain to us how this disclosure that the Investment Advisor seeks to mitigate risk by seeking to buy loans and CLO debt and equity that the Investment Advisor believes are high quality is consistent with earlier disclosure that the Company will invest in high-yield investments, which, as stated on page 1, “may result in an above average amount of risk and volatility or loss of principal”.

Response: The Company has revised the disclosure accordingly. See pages 2 and 4 of the Amended Registration Statement.

Item 1. Business — Advisory Agreement (pages 7 – 9)

19.	Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conform to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response: The Company respectfully declines to comply with this comment. Given the fact that the Form 10 registration statement does not require such disclosure, such disclosure has not been included in the Form 10 registration statements of other private BDCs, and given the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

Item 1. Business — Advisory Agreement — Base Management Fee (page 7)

20.	Comment: The first sentence of this section refers to “total net assets”. Please define total net assets.

Response: The Company has revised the disclosure accordingly. See page 7 of the Amended Registration Statement.

21.	Comment: Please confirm that the Company will accrue for the management fee at the contractual rate of 2.00% and not the net amount after waiver of 1.75% prior to a Listing.

Response: The Company confirms that the management fee will accrue at the rate of 2.00%.

January 16, 2020 Page 8

Item 1. Business — Advisory Agreement — Incentive Fee (pages 8 – 9)

22.	Comment: This section describes the Income Incentive Fee. Please disclose a graphical representation and examples showing the calculation of the Income Incentive Fee.

Response: The Company has revised the disclosure accordingly. See pages 9 through 11 of the Amended Registration Statement.

Item 1. Business — The Private Offering (page 10)

23.	Comment: The first sentence of the second paragraph of this section states that an investor’s failure to purchase additional common stock when requested by the Company will result in that investor being subject to certain default provisions set forth in the Subscription Agreement, which may include causing such investor to “forfeit” a significant portion of its shares or to transfer its shares to a third party for a price that is less than the net asset value of such shares. Please disclose to whom the investor will forfeit shares. Please also identify the third party to whom an investor will be required to sell its shares. We may have more comments after reviewing your response.

Response: The Company has revised the disclosure accordingly. See page 12 of the Amended Registration Statement.

Item 1. Business — Regulation (pages 11 – 16)

24.	Comment: The last sentence of the third paragraph of this section states that the Company may issue new shares of common stock at a price below net asset value in certain circumstances. Please disclose that the Company will comply with the conditions set forth in Section 63(2) of the 1940 Act when selling common stock at a price below net asset value.

Response: The Company has revised the disclosure accordingly. See page 14 of the Amended Registration Statement.

Item 2. Financial Information — Discussion of Management’s Expected Operating Plans — Revenues (page 55)

25.	Comment: The second sentence of this section states that the Company’s debt investments will bear interest at a floating rate usually determined on the basis of a benchmark such as LIBOR. As LIBOR is expected to be discontinued after 2021, please either disclose the risks associated with the expected discontinuation of LIBOR as a principal risk for the Company or explain to us why this would not be a principal risk for the Company. See Staff Statement on LIBOR Transition, July 12, 2019.

Response: The Company has revised the disclosure accordingly. See page 38 of the Amended Registration Statement.

January 16, 2020 Page 9

Item 7. Certain Relationships and Related Transactions, and Director Independence — Conflicts Relating to Purchase and Sale of Investments — Allocation of Investment Opportunities (page 65)

26.	Comment: The first sentence of this section states that none of the PSCM Affiliates is under any obligation to offer investment opportunities of which it becomes aware to the Company or to account to the Company or share with the Company or inform the Company of any investments before offering investments to other funds or accounts that PSCM Affiliates manage or advise. Earlier disclosure states that the Investment Advisor and Palmer Square have entered into a Resource Sharing Agreement pursuant to which Palmer Square provides the Investment Advisor with access to Palmer Square’s resources, including the Investment Team, to enable the Investment Advisor to fulfill its obligations under the Advisory Agreement. Please explain to us why Palmer Square (which is included in the definition of PSCM Affiliate) is not under any of the obligations described in the first sentence of this section in light of the existence of the Resource Sharing Agreement. We may have more comments after reviewing your response.

Response: The Company has revised the disclosure accordingly. See page 67 of the Amended Registration Statement. The Company respectfully submits that Palmer Square’s employees have a fiduciary duty to ensure that all clients of the Investment Advisor and Palmer Square are treated fairly and equitably over time, but that investment opportunities may be allocated among other clients (i.e., not the Company) without violating such fiduciary duties.

Item 9. Directors and Executive Officers — Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters — Dividend Reinvestment Plan (pages 68 – 69)

27.	Comment: The first sentence of the third paragraph of this section states that, after a Listing, the Board will use newly-issued shares of the Company’s common stock to implement the dividend reinvestment plan, whether or not the shares are trading at a price per share at, below or above net asset value. Please explain to us the basis of the Board’s determination to use newly issued shares to implement the dividend reinvestment plan, regardless of the price at which the shares are trading. In particular, please address how the Board’s evaluated using newly issued shares if the market price per share is significantly below net asset value since, in this case, shares issued through the dividend reinvestment plan would be obtained at a significantly higher price than shares being sold on an exchange. We may have more comments after reviewing your response.

Response: The Company expects that newly issued shares will be used to implement its dividend reinvestment plan but will examine the full facts and circumstances of each such dividend to determine the approach (i.e., to use newly issued shares or effectuate open market purchases to implement the dividend reinvestment plan) that is in the best interests of stockholders taking into account the Board’s fiduciary duties to stockholders, including by weighing the potential dilution in connection with such issuance to be incurred by the Company’s stockholders against the Company’s need and usage of reinvested funds. In this regard, the Registration Statement notes that the “Board intends to primarily use newly-issued shares to implement the dividend reinvestment plan,” and further states that the “Board reserves the right to purchase shares in the open market in connection with the implementation of the dividend reinvestment plan.” See page 70 of the Amended Registration Statement.

January 16, 2020 Page 10

28.	Comment: The third sentence of the third paragraph of this section states that the number of newly issued shares to be issued to a participant in the dividend reinvestment plan would be determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on a national securities exchange on the dividend payment date. Please explain to us the basis of the Board’s determination to determine the number of newly issued shares to be issued to a participant by dividing the dollar amount of the dividend payable by the market price per share. In particular, please address how the Board evaluated dividing by the market price per share if the market price per share is significantly higher than net asset value because, in that case, the participant would receive significantly fewer shares. We may have more comments after reviewing your response.

Response: Please see the Company’s response to comment 27. In addition, the Board’s determination that the number of newly issued shares to be issued to a participant in the dividend reinvestment plan should be determined by dividing the dollar amount of the dividend payable by the market price per share was deemed to be the formula that was the most fair and equitable to stockholders, reflected market/industry practice, and provided the most transparency to stockholders. In the event that the Company’s common stock was trading at a premium to net asset value and the number of shares to be issued to a participant was determined by dividing the dollar amount payable by the net asset value per share (rather than market price per share), this may create significant market arbitrage opportunities by certain stockholders through the Company’s dividend reinvestment plan that would be detrimental to the Company and its stockholders, and may create a windfall for those stockholders that participate in the dividend reinvestment plan vis a vis stockholders that elect to receive cash distributions since the stockholders who participate in the dividend reinvestment plan would receive stock that has a market value that is greater than the amount of the cash distribution.

Item 11. Description of Registrant’s Securities to be Registered — Provisions of the MGCL and Our Articles of Incorporation and Bylaws — Control Share Acquisitions

29.	Comment: The last sentence of this section states that the Company will amend its Bylaws to be subject to the Control Share Act if certain conditions are met. Please disclose that the SEC staff takes the position that, if a BDC fails to opt out of the Control Share Act, its actions are inconsistent with Section 18(i) of the 1940 Act.

Response: The Company has revised the disclosure accordingly. See page 76 of the Amended Registration Statement.

January 16, 2020 Page 11

Item 11. Description of Registrant’s Securities to be Registered — Exclusive Forum (page 76)

30.	Comment: Please either remove the provisions in Article IX of the Company’s Articles of Incorporation or revise this provision to clarify that it does not apply to claims made under the federal securities laws. See Section 29(a) of the Exchange Act and Section 47(a) of the 1940 Act (each of which states that any condition or provision waiving compliance with those Acts or Commission rules and regulations shall be void).

Response: The Company has revised the disclosure accordingly. See page 78 of the Amended Registration Statement.

General Comments

31.	Comment: We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

32.	Comment: Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment.

33.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you expect to submit that is described on page 31 of the registration statement.

Response: The Company confirms that it has not submitted, and does not expect to submit, any exemptive application or no-action request except for the application for co-investment relief described on page 31 of the Registration Statement.

January 16, 2020 Page 12

34.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc.
Scott A. Betz, Palmer Square Capital BDC Inc.